Filed with the Securities and Exchange Commission on May 24, 2023

1933 Act Registration File No. 333-269643

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

[  ] Pre-Effective Amendment No. _________

[ X ] Post-Effective Amendment No. ____1_____

(Check appropriate box or boxes.)

INVESTMENT MANAGERS SERIES TRUST II

(Exact Name of Registrant as Specified in Charter)

235 West Galena Street

Milwaukee, WI 53212-3948

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (626) 385-5777

Diane J. Drake

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, CA 91740

(Name and Address of Agent for Service)

Copy to:

Laurie Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, CA 92626

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

AXS Dynamic Opportunity Fund – Class A, and Class I

AXS Tactical Income Fund – Class A, and Class I

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Investment Managers Series Trust II (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on February 8, 2023. This Post-Effective Amendment No. 1 is being filed for purposes of adding the final tax opinions with respect to the AXS Dynamic Opportunity Fund and AXS Tactical Income Fund as an exhibit to Part C of the Registration Statement.

PART C: OTHER INFORMATION

Item 15.	Indemnification

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and Trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Agreement and Declaration of Trust of Investment Managers Series Trust II (the “Registrant” or the “Trust”), which provides:

Subject to the limitations, if applicable, hereinafter set forth in this Section 8.4, the Trust shall indemnify (from the assets of the Series or Series to which the conduct in question relates) each of its Trustees, officers, employees and agents (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”)) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (iii) for a criminal proceeding, had reasonable cause to believe that his conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnity was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”) nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in a written opinion. Expenses, including accountants' and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has also entered into Indemnification Agreements with each of its trustees which provide that the Registrant shall advance expenses and indemnify and hold harmless each trustee in certain circumstances against any expenses incurred by a trustee in any proceeding arising out of or in connection with the trustee's service to the Registrant, to the maximum extent permitted by the Delaware Statutory Trust Act, the Securities Act and the 1940 Act, and which provide for certain procedures in connection with such advancement of expenses and indemnification.

Pursuant to the Distribution Agreement between the Trust and ALPS Distributors, Inc. (the “Distributor”), except to the extent of direct losses finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or fraud of Distributor in the performance of Distributor’s duties, obligations, representations, warranties or indemnities under the Distribution Agreement or an intermediary agreement, the Trust has agreed to indemnify, defend and hold harmless Distributor Associates from and against losses (including legal fees and costs to enforce the indemnity) that Distributor Associates suffer, incur, or pay as a result of any third-party claim or claim among the parties arising out of the subject matter of or otherwise in any way related to the Distribution Agreement or an intermediary agreement (“Claims”), including but not limited to: (i) all actions taken by Distributor or Distributor Associates that are necessary to provide the services under the Distribution Agreement and/or an intermediary agreement, and including any transactions occurring by or though the Distributor sponsored NSCC number with respect to the Funds involving a financial intermediary that does not have an intermediary agreement executed with Distributor (to the extent applicable in connection with a conversion of services to Distributor), or in reliance upon any instructions, information, or requests, whether oral, written or electronic, received from the Trust or its officers; or (ii) any Claims that the registration statement, prospectus, statement of additional information, shareholder report, sales literature and advertisements approved for use by the Trust and/or the Trust’s investment adviser or other information filed or made public by the Trust (as from time to time amended) include an untrue statement of a material fact or omission of a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the prospectus and statement of additional information, in light of the circumstances under which they were made) not misleading under the 1933 Act, the 1940 Act, or any other statute, regulation, self-regulatory organization rule or applicable common law.

ITEM 16.	EXHIBITS

(1)	Charter Documents:

(a)		Certificate of Trust dated August 13, 2013 is incorporated herein by reference to Exhibit (a)(2) to Registrant’s Registration Statement on Form N-1A filed with the Commission on September 30, 2013.

(b)	(i)	Agreement and Declaration of Trust of Registrant dated September 16, 2013 is incorporated herein by reference to Exhibit (a)(1) to Registrant’s Registration Statement on Form N-1A filed with the Commission on September 30, 2013.

	(ii)	Amendment to the Amended and Restated Agreement and Declaration of Trust of Registrant dated October 20, 2020 is incorporated herein by reference to Exhibit (a)(1)(i) of Post-Effective Amendment No. 227 filed with the Commission on October 28, 2020.

(2)	By-Laws:

(a)	Amended By-Laws of Registrant is incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 92 filed with the Commission on August 12, 2016.

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization:

(a)	Form of Agreement and Plan of Reorganization is filed as Appendix A to Part of this Registration Statement on Form N-14.

(5)	Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Agreement and Declaration of Trust and Bylaws.

(6)	Investment Management Agreements:

(a)	Amended and Restated Investment Advisory Agreement between the Investment Managers Series Trust II and AXS Investments LLC is incorporated herein by reference to Exhibit (16)(6)(a) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(7)	Distribution Agreements:

(a)	Distribution Agreement between the Trust and ALPS Distributors, Inc. is incorporated herein by reference to Exhibit (e) of Post-Effective Amendment No. 374 filed with the Commission on December 28, 2022.

(8)	Not applicable.

(9)	Custody Agreements:

(a)	Custody Agreement is incorporated herein by reference to Exhibit (g) of Post-Effective Amendment No. 212 filed with the Commission on April 29, 2020.

(10)	Distribution Plan and Rule 18f-3 Plan:

(a)	Amended and Restated Distribution (Rule 12b-1) Plan is incorporated herein by reference to Exhibit (16)(10)(a) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(b)	Rule 18f-3 Plan is incorporated herein by reference to Exhibit (16)(10)(b) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(11)	Opinion of Counsel:

(a)	Opinion and Consent of Counsel as to the legality of the securities being registered is incorporated herein by reference to Exhibit (16)(11)(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(12)	(a)	Form of Tax Opinion pertaining to AXS Dynamic Opportunity Fund – filed herewith.

(b)	Form of Tax Opinion pertaining to AXS Tactical Income Fund – filed herewith.

(13)	Other Material Contracts

	(a)	Transfer Agency Agreement dated October 16, 2013 is incorporated herein by reference to Exhibit (h)(1) of Pre-Effective Amendment No. 1 filed with the Commission on November 18, 2013.

(b)	Fund Accounting Agreement dated October 16, 2013 is incorporated herein by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 1 filed with the Commission on November 18, 2013.

(c)	Co-Administration Agreement dated October 16, 2013 is incorporated herein by reference to Exhibit (h)(3) of Pre-Effective Amendment No. 1 filed with the Commission on November 18, 2013.

(d)	Amended and Restated Operating Expenses Limitation Agreement is incorporated herein by reference to Exhibit (16)(13)(d) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(14)	Other Opinions:

(a)	Consent of BBD, LLP is incorporated herein by reference to Exhibit (16)(14)(a) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(b)	Consent of Tait, Weller & Baker LLP is incorporated herein by reference to Exhibit (16)(14)(b) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(15)	Not applicable.

(16)	Powers of Attorney is incorporated herein by reference to Exhibit (16)(16) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

(17)	Proxy Cards is incorporated herein by reference to Exhibit (16)(17) of Registrant’s Registration Statement on Form N-14 filed with the Commission on February 8, 2023.

Item 17.	Undertakings

1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.	The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus in a post-effective amendment to this registration statement.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, duly authorized, in the City of Milwaukee, and State of Wisconsin, on the 24th day of May 2023.

INVESTMENT MANAGERS SERIES TRUST II

By:	/s/ Terrance Gallagher
Terrance Gallagher, President and Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed on the 24th day of May 2023 by the following persons in the capacities set forth below.

Signature		Title

/s/ Thomas Knipper
Thomas Knipper		Trustee

/s/ Kathleen K. Shkuda
Kathleen K. Shkuda		Trustee

/s/ Larry D. Tashjian
Larry D. Tashjian		Trustee

/s/ John P. Zader
John P. Zader		Trustee

/s/ Joy Ausili
Joy Ausili		Trustee

/s/ Terrance P. Gallagher
Terrence P. Gallagher		Trustee, President and Principal Executive Officer

/s/ Rita Dam
Rita Dam		Treasurer, Principal Accounting Officer and Principal Financial Officer

† By:	Rita Dam

Attorney-in-fact, pursuant to power of attorney.

 previously filed on February 8, 2023.

Exhibit Index

Opinion as to Tax Matters and Consent– AXS Dynamic Opportunity Fund	EX-16(12)(a)
Opinion as to Tax Matters and Consent – AXS Tactical Income Fund	EX-16(12)(b)